*Britton and Koontz*

*Capital Corporation*

*and Subsidiaries*



*Report*


BK Bank
Britton & Koontz

# Ask Us.



Answers. *Since 1836.*

You will notice an updated bank logo and message
on the cover of this year's report.
It boldly reflects what we have long provided
in our home market of Natchez.

**"Answers.** *Since 1836."*

Today as we grow our presence in new cities
and enhance products system wide,
we will continue to confidently encourage
future and existing customers
to **"Ask Us"** for the answers to their financial needs.

Convenient locations and superior technology
are expected and necessary,
but ultimately providing solutions
to our customers' needs in personal, timely,
and innovative ways
will continue to be the key to success.

Thus, we increase brand loyalty, the value of
our franchise and the trust of you, our shareholders.

# MESSAGE TO SHAREHOLDERS



*To Our Shareholders*

The performance of your bank showed marked improvement in 2003 over the previous year. Earnings per share amounted to $1.29 versus $.59 in the prior year, and the stock price of the corporation increased from $14.60 to $17.27. While reflecting the recovery from the disappointing write-off of the Sumx technology investment in 2002, the 2003 earnings increase included the benefits of the tremendous amount of mortgage refinancing that occurred in the midst of record low mortgage rates. B&K's origination and sale of mortgages amounted to $74 million, compared to $43 million in the previous year.

Although we do not expect to see the same volume of mortgage refinancing this year, B&K is establishing itself in growing markets where we have the opportunity not only to refinance existing mortgages but also to finance home construction and purchases. In 2003, for example, we opened a small office in the dynamic Madison, Mississippi, market where Nissan Corporation has brought on line a state of the art assembly plant that promises to transform the central Mississippi economy. Vicksburg and Baton Rouge also reflect very vibrant, although highly competitive, economies that afford us the opportunity to sustain and enlarge our mortgage line of business.

In addition to the leased Madison office, the bank built and opened a second facility in Vicksburg, moved into larger, more visible quarters in Baton Rouge, and began the long needed renovation of the bank's highly utilized Tracetown Branch in Natchez. Addressing the physical plant needs of the bank and staffing such facilities with well trained, highly motivated individuals in new markets have dented earnings, but such efforts position the bank for new levels of growth and profitability. Not surprisingly, the bank's 2003 performance included solid growth in loans and transaction deposits.

We enter 2004 with prospects of continued growth, particularly in the area of commercial loans. The national economy shows signs of recovery, and the confidence of many businesses in the mid-market sector to commit to expansion and renewal may well drive demand for commercial loans. B&K is positioned to respond with quick, personal service.

Amidst incidences of tragic corporate mis-governance, your bank remains one of the most trusted institutions in the communities we serve. Britton & Koontz is proud and honored to be a recipient of this trust. As always, thank you for your continued support and I look forward to hearing from you.

W. Page Ogden

W. Page Ogden
Chairman, President and CEO



# *Financial Highlights*

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

| **YEAR END BALANCE** | **2003** | **2002** | **2001** | **2000** |
|---|---|---|---|---|
| Total Assets | $ 374,406 | $ 308,879 | $ 298,856 | $ 270,119 |
| Gross Loans (net of unearned income) | 206,591 | 180,398 | 179,711 | 186,861 |
| Loans Held for Sale | 3,102 | 4,393 | 5,416 | - |
| Allowance for Loan Losses | 2,070 | 2,129 | 2,108 | 1,884 |
| Total Deposits | 232,934 | 233,012 | 217,680 | 211,323 |
| Stockholders' Equity | 30,197 | 29,329 | 28,291 | 25,524 |
| **FOR THE YEAR** | | | | |
| Net Interest Income | $ 13,451 | $ 12,649 | $ 12,080 | $ 11,086 |
| Net Income | 2,739 | 1,240 | 3,248 | 2,691 |
| **PER SHARE** | | | | |
| Earnings Per Share-Basic | $ 1.30 | $ 0.59 | $ 1.54 | $ 1.29 |
| Earnings Per Share-Diluted | 1.29 | 0.59 | 1.54 | 1.28 |
| Cash Dividends | 0.64 | 0.62 | 0.61 | 0.60 |
| Book Value | 14.29 | 13.88 | 13.41 | 12.15 |
| Year End Stock Price | 17.27 | 14.60 | 15.00 | 12.00 |
| **OTHER KEY INFORMATION** | | | | |
| Return on Average Assets (%) | 0.80 | 0.41 | 1.19 | 0.98 |
| Return on Average Equity (%) | 9.13 | 4.23 | 12.76 | 10.70 |
| Dividend Payout (%) | 49.38 | 105.67 | 39.61 | 43.00 |
| Efficiency Ratio (%) | 69.82 | 70.79 | 60.69 | 69.07 |
| Net Interest Income/Average Earning Assets (%) | 4.19 | 4.51 | 4.73 | 4.32 |
| Allowance for Loan Losses/Loans (%) | 1.00 | 1.18 | 1.17 | 1.01 |
| Non Performing Loans/Loans (%) | 0.74 | 1.29 | 1.56 | 0.74 |
| Loans/Deposits (%) | 88.69 | 77.42 | 82.56 | 88.42 |
| Total Stockholders' Equity/Assets (%) | 8.07 | 9.50 | 9.47 | 9.45 |
| Total Risk-Based Ratio (%) | 13.16 | 14.71 | 14.81 | 14.81 |
| Tier 1 Risk-Based Ratio (%) | 12.25 | 13.61 | 13.71 | 13.74 |
| Tier 1 Leverage Ratio (%) | 7.83 | 8.71 | 9.52 | 8.76 |
| Weighted Average Shares Outstanding: | | | | |
| Basic | 2,113,087 | 2,109,809 | 2,108,973 | 2,080,046 |
| Diluted | 2,116,163 | 2,112,405 | 2,111,383 | 2,101,714 |

May & Company
A Limited Liability Partnership
WE BRING EXCELLENCE AND INNOVATION TO THE EQUATION

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Britton & Koontz Capital Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

May + Company
Vicksburg, Mississippi
January 16, 2003

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
110 MONUMENT PLACE • POST OFFICE BOX 821568 • VICKSBURG, MISSISSIPPI 39182-1568 • TELEPHONE (601) 636-4762 • FAX (601) 636-9476
email: infoline@maycpa.com • website: www.maycpa.com

**Hannis T. Bourgeois, LLP**
**Certified Public Accountants**

Randy J. Bonnecaze, CPA*
Joseph D. Richard, Jr., CPA*
Ronnie E. Stamper, CPA*
Fernand P. Genre, CPA*
Stephen M. Huggins, CPA*
Monica L. Zumo, CPA*
Ronald L. Gagnet, CPA*
Douglas J. Nelson, CPA*
Celeste D. Viator, CPA*
Russell J. Resweber, CPA*
Laura E. Monroe, CPA*

R. David Wascom, CPA
* A Professional Accounting Corporation

2322 Tremont Drive, Suite 200
Baton Rouge, LA 70809
Phone: (225) 928-4770
Fax: (225) 926-0945

*Members American Institute of Certified Public Accountants*

1175 Del Este Avenue, Suite B
Denham Springs, LA 70726

www.htbcpa.com

January 22, 2004

Independent Auditor's Report

To the Board of Directors and Stockholders
Britton & Koontz Capital Corporation and Subsidiaries

We have audited the Consolidated Balance Sheet of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2003, and the related Consolidated Statements of Income, Changes in Stockholders' Equity, and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2002, were audited by other auditors whose report dated January 16, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Hannis T. Bourgeois, LLP

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

# CONSOLIDATED BALANCE SHEET

*December 31,*

## ASSETS

| | 2003 | 2002 |
|---|---|---|
| **ASSETS:** | | |
| Cash and Due from Banks: | | |
| Non-interest bearing | $ 7,390,638 | $ 8,914,638 |
| Interest bearing | 969,117 | 2,562,236 |
| Total Cash and Due from Banks | 8,359,755 | 11,476,874 |
| Federal funds sold | 41,361 | 3,560,000 |
| Investment Securities: | | |
| Held-to-maturity (market value of $44,002,578 and $34,305,172, respectively) | 42,289,409 | 33,147,883 |
| Available-for-sale (amortized cost of $92,186,797 and $58,343,140, respectively) | 93,663,436 | 60,565,938 |
| Other equity securities | 5,181,800 | 3,345,200 |
| Loans, less unearned income of $3,931 in 2003 and $14,782 in 2002, and allowance for loan losses of $2,070,162 in 2003 and $2,129,328 in 2002 | 204,521,159 | 178,268,969 |
| Loans held-for-sale | 3,102,006 | 4,393,397 |
| Bank premises and equipment, net | 8,596,254 | 7,022,975 |
| Other real estate, net | 1,741,127 | 1,554,323 |
| Accrued interest receivable | 2,095,662 | 2,123,114 |
| Cash surrender value of life insurance | 905,090 | 900,550 |
| Core deposits, net of accumulated amortization of $518,088 in 2003 and $410,472 in 2002 | 1,096,122 | 1,203,738 |
| Other assets | 2,813,267 | 1,316,327 |
| **TOTAL ASSETS** | $ 374,406,448 | $ 308,879,288 |

The accompanying notes are an integral part of these financial statements.

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2003 | 2002 |
|---|---|---|
| **LIABILITIES:** | | |
| Deposits: | | |
| Non-interest bearing | $ 37,523,263 | $ 33,843,654 |
| Interest bearing | 195,410,519 | 199,168,384 |
| Total Deposits | 232,933,782 | 233,012,038 |
| Federal funds purchased | 4,550,000 | - |
| Securities sold under repurchase agreements | 9,935,300 | 2,141,790 |
| Federal Home Loan Bank advances | 87,575,761 | 41,315,484 |
| Junior subordinated debentures | 5,000,000 | - |
| Accrued interest payable | 830,498 | 956,437 |
| Advances from borrowers for taxes and insurance | 367,375 | 326,242 |
| Accrued taxes and other liabilities | 3,017,133 | 1,797,823 |
| Total Liabilities | 344,209,849 | 279,549,814 |
| **STOCKHOLDERS' EQUITY:** | | |
| Common stock, $2.50 par value per share; 12,000,000 shares authorized; 2,127,587 shares issued and 2,113,087 shares outstanding at December 31, 2003 and 2002 | 5,318,968 | 5,318,968 |
| Additional paid-in capital | 7,225,408 | 7,225,408 |
| Retained earnings | 16,690,918 | 15,304,539 |
| Accumulated other comprehensive income | 1,218,680 | 1,737,934 |
| | 30,453,974 | 29,586,849 |
| Less: Treasury stock, 14,500 shares, at cost | (257,375) | (257,375) |
| Total Stockholders' Equity | 30,196,599 | 29,329,474 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 374,406,448 | $ 308,879,288 |

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF INCOME

*Years Ended December 31,*

| | 2003 | 2002 |
|---|---|---|
| **INTEREST INCOME:** | | |
| Interest and fees on loans | $ 14,518,794 | $ 14,734,982 |
| Interest on investment securities: | | |
| Taxable interest income | 3,459,158 | 3,477,193 |
| Exempt from federal income taxes | 1,623,748 | 1,608,837 |
| Other interest income | 10,589 | 33,329 |
| Total Interest Income | 19,612,289 | 19,854,341 |
| **INTEREST EXPENSE:** | | |
| Interest on deposits | 3,953,939 | 5,057,718 |
| Interest on Federal Home Loan Bank advances | 2,130,880 | 2,082,094 |
| Interest on short-term borrowings | 76,469 | 65,324 |
| Total Interest Expense | 6,161,288 | 7,205,136 |
| **NET INTEREST INCOME** | 13,451,001 | 12,649,205 |
| **PROVISION FOR LOAN LOSSES** | 670,000 | 1,025,000 |
| **NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES** | 12,781,001 | 11,624,205 |
| **OTHER INCOME:** | | |
| Service charges on deposit accounts | 1,355,639 | 1,273,892 |
| Income from fiduciary activities | 41,972 | 40,667 |
| Net gain on sales of loans | 628,705 | 311,283 |
| Net gain on sales of available-for-sale securities | - | 154,175 |
| Other | 693,001 | 615,204 |
| Total Other Income | 2,719,317 | 2,395,221 |
| Income before Other Expenses | 15,500,318 | 14,019,426 |

Continued.........

| | 2003 | 2002 |
|---|---|---|
| **OTHER EXPENSES:** | | |
| Salaries | 5,790,994 | 4,886,180 |
| Employee benefits | 1,130,880 | 839,758 |
| Director fees | 172,057 | 173,980 |
| Net occupancy expense | 854,710 | 754,100 |
| Equipment expense | 957,554 | 953,669 |
| Other real estate, net | 130,648 | 379,723 |
| FDIC assessment | 35,279 | 37,099 |
| Advertising | 261,770 | 235,188 |
| Stationery and supplies | 268,519 | 275,268 |
| Amortization | 107,616 | 107,616 |
| Other investee losses | - | 1,145,607 |
| Other | 2,301,812 | 2,002,876 |
| Total Other Expenses | 12,011,839 | 11,791,064 |
| **INCOME BEFORE INCOME TAX EXPENSE** | 3,488,479 | 2,228,362 |
| **INCOME TAX EXPENSE** | 749,725 | 988,450 |
| **NET INCOME** | $ 2,738,754 | $ 1,239,912 |
| **PER SHARE DATA:** | | |
| Basic earnings per share | $ 1.30 | $ 0.59 |
| Diluted earnings per share | $ 1.29 | $ 0.59 |
| Cash dividends per share | $ 0.64 | $ 0.62 |

The accompanying notes are an integral part of these financial statements.

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

*Years Ended December 31, 2003 and 2002*

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|---|
| **BALANCE,** December 31, 2001 | 2,109,055 | $ 5,308,888 | $ 7,189,563 | $ 15,373,489 |
| Comprehensive income: | | | | |
| Net income | - | - | - | 1,239,912 |
| Other comprehensive income (net of tax): | | | | |
| Net change in unrealized gain on derivative | - | - | - | - |
| Net change in unrealized gain on securities available for sale, net of reclassification adjustment | - | - | - | - |
| Total Comprehensive Income | - | - | - | 1,239,912 |
| Stock options exercised | 4,032 | 10,080 | 35,845 | - |
| Cash dividends declared ($0.62 per share) | - | - | - | (1,308,862) |
| **BALANCE,** December 31, 2002 | 2,113,087 | 5,318,968 | 7,225,408 | 15,304,539 |
| Comprehensive income: | | | | |
| Net income | - | - | - | 2,738,754 |
| Other comprehensive income (net of tax): | | | | |
| Net change in unrealized gain on derivative | - | - | - | - |
| Net change in unrealized gain on securities available for sale, net of reclassification adjustment | - | - | - | - |
| Total Comprehensive Income | - | - | - | 2,738,754 |
| Cash dividends declared ($0.64 per share) | - | - | - | (1,352,375) |
| **BALANCE,** December 31, 2003 | 2,113,087 | $ 5,318,968 | $ 7,225,408 | $ 16,690,918 |

The accompanying notes are an integral part of these financial statements.

| Accumulated Other Comprehensive Income | Treasury Stock | Total |
|---|---|---|
| $ 676,575 | $ (257,375) | $28,291,140 |
| - | - | 1,239,912 |
| 249,490 | - | 249,490 |
| 811,869 | - | 811,869 |
| 1,061,359 | - | 2,301,271 |
| - | - | 45,925 |
| - | - | (1,308,862) |
| 1,737,934 | (257,375) | 29,329,474 |
| - | - | 2,738,754 |
| (51,402) | - | (51,402) |
| (467,852) | - | (467,852) |
| (519,254) | - | 2,219,500 |
| - | - | (1,352,375) |
| $ 1,218,680 | $ (257,375) | $ 30,196,599 |

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*Years Ended December 31,*

| | 2003 | 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 2,738,754 | $ 1,239,912 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred taxes | 231,819 | 165,025 |
| Provision for loan losses | 670,000 | 1,025,000 |
| Loss on advances to affiliate | - | 586,781 |
| Provision for depreciation | 724,609 | 785,747 |
| Provision for other real estate losses | (47,248) | 296,120 |
| Gain on sale of investments available-for-sale | - | (154,175) |
| Loss on sale of premises and equipment | 45,612 | - |
| (Gain) loss on sale of other real estate | 97,119 | (8,400) |
| Stock dividends received | (73,500) | (81,300) |
| Net amortization (accretion) of securities | 768,417 | (79,656) |
| Amortization of valuation adjustment on acquired loans | - | 10,305 |
| Amortization of acquisition premium | 107,616 | 107,616 |
| Equity in investee losses | - | 558,826 |
| Net change in: | | |
| Loans held for sale | 1,291,391 | 1,022,146 |
| Accrued interest receivable | 27,452 | 202,158 |
| Cash surrender value of life insurance | (4,540) | (44,160) |
| Other assets | (1,545,369) | (372,294) |
| Accrued interest payable | (125,939) | (363,376) |
| Accrued taxes and other liabilities | 1,296,390 | (4,623) |
| Net Cash Provided by Operating Activities | 6,202,583 | 4,891,652 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| (Increase) decrease in federal funds sold | 3,518,639 | (2,510,000) |
| Proceeds from principal paydowns of investment securities held-to-maturity | 2,778,056 | - |
| Proceeds from sales and maturities of investment securities available-for-sale | 1,001,558 | 8,249,296 |
| Proceeds from principal paydowns of investment securities available-for-sale | 33,469,472 | 14,123,566 |
| Advances to affiliate | - | (410,151) |
| Repayment of advances by affiliate | - | 19,087 |

Continued.........

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

*Years Ended December 31,*

| | 2003 | 2002 |
|---|---|---|
| **CASH FLOWS FROM INVESTING ACTIVITIES (Continued):** | | |
| Purchases of investment securities held-to-maturity | (12,103,638) | (5,170,133) |
| Purchases of investment securities available-for-sale | (68,899,060) | (26,901,438) |
| Purchase of other equity securities | (1,763,100) | (100,000) |
| Net increase in loans | (27,709,749) | (3,179,498) |
| Proceeds from sale of other real estate | 517,331 | 1,102,847 |
| Purchases of premises and equipment | (2,343,500) | (637,768) |
| Net Cash Used in Investing Activities | (71,533,991) | (15,414,192) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Net increase in demand deposits | 7,728,910 | 9,737,956 |
| Net increase (decrease) in certificates of deposit | (7,807,166) | 5,594,226 |
| Net increase (decrease) in federal funds purchased | 4,550,000 | - |
| Advances from Federal Home Loan Bank | 61,020,000 | - |
| Repayments of Federal Home Loan Bank advances | (14,759,723) | (5,684,516) |
| Net increase (decrease) in securities sold under repurchase agreements | 7,793,510 | (956,227) |
| Proceeds from issuance of junior subordinated debentures | 5,000,000 | - |
| Increase (decrease) in advances from borrowers for taxes and insurance | 41,133 | 11,676 |
| Cash dividends paid | (1,352,375) | (1,308,862) |
| Cash received from stock options exercised | - | 45,925 |
| Net Cash Provided by Financing Activities | 62,214,289 | 7,440,178 |
| **NET DECREASE IN CASH AND DUE FROM BANKS** | (3,117,119) | (3,082,362) |
| **CASH AND DUE FROM BANKS AT BEGINNING OF YEAR** | 11,476,874 | 14,559,236 |
| **CASH AND DUE FROM BANKS AT END OF YEAR** | $ 8,359,755 | $ 11,476,874 |

Continued.........

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

*Years Ended December 31,*

| | 2003 | 2002 |
|---|---|---|
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | |
| Cash payments for: | | |
| Income taxes | $ 474,931 | $ 1,209,772 |
| Interest on deposits and borrowings | $ 6,454,657 | $ 7,568,512 |
| **SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:** | | |
| Transfer of loans foreclosed to other real estate | $ 787,559 | $ 1,418,677 |
| Change in unrealized (gains) losses on securities available-for-sale | $ (746,159) | $ (1,147,796) |
| Change in the deferred tax effect in unrealized gains (losses) on securities available-for-sale | $ (278,307) | $ 335,927 |
| Change in unrealized gains on derivative | $ (81,980) | $ (397,911) |
| Change in the deferred tax effect in unrealized gains on derivative | $ (30,578) | $ 148,421 |

The accompanying notes are an integral part of these financial statements.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Years Ended December 31, 2003 and 2002*

## NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Principles of Consolidation

The consolidated financial statements include the accounts of Britton & Koontz Capital Corporation (the Company) and its wholly owned subsidiaries, Britton & Koontz First National Bank (the Bank) and B & K Title Insurance Agency, Inc. (the Agency). All material intercompany profits, balances and transactions have been eliminated.

### Nature of Operations

The Bank operates under a national bank charter and provides full banking services, including trust services. The primary area served by the Bank is the southwest region of Mississippi and East Baton Rouge Parish in Louisiana. Services are provided at four locations in Natchez, Mississippi, two locations in Vicksburg, Mississippi, one in Madison, Mississippi, and three locations in Baton Rouge, Louisiana.

The Agency issues policies of title insurance for and on behalf of the Company upon properties in all counties in the state of Mississippi.

### Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

### Investment Securities

Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and the Bank has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Available-for-sale securities include securities that management intends to use as part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rates and resultant prepayment risk changes. These securities are carried at fair value. Equity securities includes stock in the Federal Reserve Bank and the Federal Home Loan Bank, which are restricted and are carried at cost. Equity securities also include an investment in the voting stock of Sumx Inc. which was recorded at cost adjusted for the Company's share of the investee's earnings or losses.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available-for-sale are based on the difference between book value and fair value of each security. These unrealized gains and losses are reported as a component of comprehensive income in stockholders' equity, net of the related deferred tax effect. The Bank does not engage in trading account activities.

Continued.........

## NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Loans

Loans are stated at the amount of principal outstanding, reduced by unearned income and an allowance for loan losses. Unearned income on certain installment loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are ordinarily placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Any unpaid interest previously accrued on nonaccrual loans is reversed from income. Interest income, generally, is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Securitized loans are transferred to a long-term investment category at the lower of cost or market value on the transfer date. Any material difference between the carrying amount of the loans and their outstanding principal balance is recognized as an adjustment to the yield by the interest method.

### Loans Held-for-Sale

Loans held-for-sale are primarily thirty-year and fifteen-year fixed-rate, one-to-four family real estate loans which are valued at the lower of cost or market, as determined by outstanding commitments from investors or current investor yield requirements, calculated on an individual basis. These loans are originated with the intent of selling them on the secondary market.

Unrealized losses on loans held-for-sale are charged against income in the period of decline. Such declines are recorded in a valuation allowance account and deducted from the cost basis of the loans. Gains on loans held-for-sale are recognized when realized.

### Allowance for Loan Losses

The allowance is an amount that management believes will be adequate to absorb probable losses inherent in the loan portfolio as of the balance sheet date based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Credits deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Past due status is determined based on contractual terms.

### Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by the straight-line method and is charged to expense over the estimated useful lives of the assets, which range from 3 to 30 years.

Continued.........

## NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Other Real Estate

Properties acquired through foreclosure or in settlement of loans and in lieu of loan foreclosures are classified as foreclosed properties and are valued at the lower of the loan value or estimated fair value of the property acquired less estimated selling costs. At the time of foreclosure, the excess, if any, of the loan value over the estimated fair value of the property acquired less estimated selling costs, is charged to the allowance for loan losses. Additional decreases in the carrying values of foreclosed properties or changes in estimated selling costs, subsequent to the time of foreclosure, are recognized through provisions charged to operations. Revenues and expenses from operations and gains and losses on dispositions of such assets are recorded in earnings in the period incurred.

The fair value of foreclosed properties is determined based upon appraised value, utilizing either the estimated replacement cost, the selling price of properties utilized for similar purposes, or discounted cash flow analyses of the properties' operations.

### Compensated Absences

Employees of the Bank are entitled to paid vacation, emergency and sick days off, depending on length of service in the banking industry. Vacation, emergency and sick days are granted on an annual basis to eligible employees. Unused vacation and emergency days expire on December 31 of each year. Unused sick days expire on each related employee's employment anniversary date each year.

The estimated amount of compensation for future absences is deemed immaterial to the consolidated financial statements and accordingly, no liability has been recorded in the accompanying financial statements. The Bank's policy is to recognize the cost of compensated absences when actually paid to employees.

### Income Taxes

The provision for income taxes is based on amounts reported in the statements of income after exclusion of nontaxable income such as interest on state and municipal securities. Also, certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such temporary differences.

Deferred taxes are provided utilizing a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company and its subsidiaries file a consolidated federal income tax return. Consolidated income tax expense is allocated on the basis of each company's income adjusted for permanent differences.

Continued.........

## NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. All shares held by the Employee Stock Ownership Plan (ESOP) are treated as outstanding in computing the earnings per share. Stock options are used in the calculation of diluted earnings per share if they are dilutive. Earnings per common share have been computed as follows:

| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
|---|---|---|---|
| Year Ended December 31, 2003: | | | |
| Basic Earnings Per Share: | | | |
| Income Available to Common Shareholders | $ 2,738,754 | 2,113,087 | $ 1.30 |
| Diluted Earnings Per Share: | | | |
| Options | - | 3,076 | |
| Income Available to Common Shareholders Assuming Conversion | $ 2,738,754 | 2,116,163 | $ 1.29 |
| Year Ended December 31, 2002: | | | |
| Basic Earnings Per Share: | | | |
| Income Available to Common Shareholders | $ 1,239,912 | 2,109,809 | $ 0.59 |
| Diluted Earnings Per Share: | | | |
| Options | - | 2,596 | |
| Income Available to Common Shareholders Assuming Conversion | $ 1,239,912 | 2,112,405 | $ 0.59 |

The Company has granted options to purchase various amounts of the Company's common stock at various prices ranging from $11.39 to $19.94 per share. Those options whose exercise price exceeded the average market price of the common shares are not included in the options adjustment for diluted earnings per share.

### Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of interest-rate swap and cap agreements, commitments to extend credit and standby letters of credit. Financial instruments related to loans are recorded in the financial statements when they become payable.

### Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers only cash and due from banks to be cash equivalents.

### Advertising Costs

Advertising and marketing costs are recorded as expenses in the year in which they are incurred. Advertising and marketing costs charged to operations during 2003 and 2002 were $261,770 and $235,188, respectively.

Continued.........

## NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Interest-Rate Cap Agreements

The cost of interest-rate cap agreements is amortized to interest expense over the terms of the caps. The unamortized cost is included in other assets in the consolidated balance sheet. Amounts receivable under cap agreements are accrued as a reduction of interest expense. The Bank does not engage in trading of derivatives. All such financial instruments are used to manage interest rate risk.

### Interest-Rate Swap Agreements

The Bank enters into interest-rate swap agreements to modify the interest rate characteristics of its assets and liabilities. These agreements may involve the receipt or payment of fixed rate amounts in exchange for floating rate interest receipts or payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest income or expense. The related amount payable to or receivable from counter-parties is included in other liabilities or assets.

### Core Deposits

During 1999, the Company acquired certain assets and liabilities of three Union Planters, N.A. branches in Natchez and Vicksburg, Mississippi, which were accounted for as a purchase. The Bank paid a premium for the depositor relationship of $1,614,210. This premium is included in other assets and is being amortized over 15 years which is the estimated life of the customer base.

### Stock Compensation Plans

FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

### Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

### Recent Accounting Pronouncements

In December of 2002, the FASB issued FASB Interpretation No. 45 which requires recognition at fair value of a liability for certain types of guarantees at the time of issuance. The interpretation also provides guidance on disclosures required for guarantees. The provisions of Interpretation No. 45 are applicable for guarantees issued or modified after December 31, 2002. The application of this Interpretation by the Company had no material effect on its financial position.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," to establish new standards for classification, measurement, and disclosure of certain types of financial instruments having characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim

Continued.........

## NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Recent Accounting Pronouncements (continued)

period beginning after June 15, 2003. For financial instruments existing at the beginning of the effective interim period that were created before SFAS No. 150 was issued, the impact of initial measurement should be treated as the cumulative effect of an accounting change. The Company is in compliance with the requirements of this Statement as the applicable financial instrument is reflected as a liability on the consolidated balance sheet at December 31, 2003.

In November of 2003, the FASB issued FASB Staff Position No. 144-1 which addresses the accounting for assets acquired by a lender upon foreclosure and subsequent gain from disposition of the asset. This pronouncement is effective November 11, 2003. The adoption of FASB Staff Position No. 144-1 by the Company had no effect on its financial position or results of operations.

In November of 2003, the FASB's Emerging Issues Task Force released Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The Issue addresses disclosure requirements of securities in unrealized loss positions for entities governed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The new disclosure requirements apply to fiscal years ending after December 15, 2003. The disclosures required by this pronouncement are included in these financial statements as of December 31, 2003.

Issued in January 2003, FASB Interpretation No. 46 establishes new standards regarding the consolidation of a variable interest entity (VIE) when the controlling enterprise does not hold a majority voting interest in the entity. Interpretation 46 is effective immediately for VIEs created after January 31, 2003. In January 2004, Revised FASB Interpretation 46, "Consolidation of Variable Interest Entities," was issued and replaces Interpretation No. 46. Revised Interpretation 46 provides the same general principles from the previous interpretation, makes technical corrections to the original interpretation and provides additional clarifying guidance on certain application matters. Generally, such disclosure is effective for all financial statements issued after December 31, 2003, regardless of the date in which the VIE was created. The Company is in compliance with the requirements of this Interpretation.

### Reclassifications

Certain reclassifications have been made to the 2002 consolidated financial statements in order to conform to the classifications adopted for reporting in 2003.

Continued.........

## NOTE B. INVESTMENT SECURITIES

The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 2003, are summarized as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Obligations of State and Political Subdivisions | $ 34,834,072 | $ 1,674,117 | $ (4,188) | $ 36,504,001 |
| Mortgage-Backed Securities | 7,455,337 | 43,240 | - | 7,498,577 |
| | $ 42,289,409 | $ 1,717,357 | $ (4,188) | $ 44,002,578 |

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2003, are summarized as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Mortgage-Backed Securities | $ 88,152,991 | $ 1,466,654 | $ (110,749) | $ 89,508,896 |
| Other Debt Securities | 4,033,806 | 120,734 | - | 4,154,540 |
| | $ 92,186,797 | $ 1,587,388 | $ (110,749) | $ 93,663,436 |

The aggregate fair values and aggregate unrealized losses on securities whose fair values are below book values as of December 31, 2003, are summarized below. Due to the nature of the investment and current market prices, these unrealized losses are considered a temporary impairment of the securities.

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| Held-to-Maturity: Obligations of State and Political Subdivisions (one security) | $ 330,534 | $ (4,188) | $ - | $ - | $ 330,534 | $ (4,188) |
| Available-for-Sale: Mortgage-Backed Securities (six securities) | $ 34,877,431 | $ (110,749) | $ - | $ - | $ 34,877,431 | $ (110,749) |

Continued.........

## NOTE B. INVESTMENT SECURITIES (Continued)

The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 2002, are summarized as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Obligations of State and Political Subdivisions | $ 33,147,883 | $ 1,160,272 | $ (2,983) | $ 34,305,172 |

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2002, are summarized as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Mortgage-Backed Securities | $ 53,264,948 | $ 2,074,459 | $ - | $ 55,339,407 |
| Other Debt Securities | 5,078,192 | 148,339 | - | 5,226,531 |
| | $ 58,343,140 | $ 2,222,798 | $ - | $ 60,565,938 |

Equity securities at December 31, 2003 and 2002, include the following: Federal Home Loan Bank stock of $4,512,300 and $2,825,700, respectively; the Federal Reserve Bank of $521,700 and $371,700, respectively; First National Bankers Bank in the amount of $47,800 for 2003 and 2002; and a $100,000 investment in ECD Investments, LLC for both years. The Bank did not redeem any stock in the Federal Home Loan Bank during 2003 or 2002. The stocks are considered restricted stock as only banks, which are members of these organizations, may acquire or redeem them. The stock is redeemable at its face value; therefore, there are no gross unrealized gains or losses associated with these investments.

Equity securities also reflect an investment in Sumx Inc., an electronic banking development and marketing company. Britton & Koontz Capital Corporation invested $1 million during 1998 and $250,000 during 2001 in Sumx Inc. This investment reflects an approximate 37% preferred interest in the voting stock of Sumx Inc. This investment is carried at equity, which is the cost of the investment adjusted for the Company's proportionate share of the investee's earnings or losses.

Sumx Inc. incurred net losses of $-0- and $505,737 during 2003 and 2002, respectively. The Company's proportionate share of these losses was $-0- and $185,201, respectively and are reflected in other expense. During 2002, the advances and investment were written off, as reflected in other expense, due to uncertainty regarding Sumx's future prospects and value.

The President and CEO and the Vice President of Britton & Koontz Capital Corporation serve as two of the three members of the Board of Directors of Sumx Inc. In addition, the Vice President of Britton & Koontz Capital Corporation individually owns 19.5% of the voting stock of Sumx Inc.

Investment securities carried at approximately $67,190,000 (approximate market value $69,621,000) at December 31, 2003, and approximately $54,059,000 (approximate market value $56,236,000) at December 31, 2002, were pledged to collateralize public deposits and for other purposes as required or permitted by law or agreement.

Continued.........

## NOTE B. INVESTMENT SECURITIES (Continued)

The amortized cost and approximate market value of investment debt securities at December 31, 2003, by contractual maturity (including mortgage-backed securities), are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Securities held-to-maturity | | |
|---|---|---|---|
| | Weighted Average Yield | Amortized Cost | Market Value |
| Due After One Year through Five Years | 5.657% | $ 2,217,382 | $ 2,342,220 |
| Due After Five Years through Ten Years | 6.726% | 5,483,185 | 5,852,078 |
| Due After Ten Years | 6.326% | 34,588,842 | 35,808,280 |
| | | $ 42,289,409 | $ 44,002,578 |

| | Securities available-for-sale | | |
|---|---|---|---|
| | Weighted Average Yield | Amortized Cost | Market Value |
| Due in One Year or Less | 5.614% | $ 3,030,504 | $ 3,097,582 |
| Due After One Year through Five Years | 3.952% | 10,542,884 | 10,703,015 |
| Due After Five Years through Ten Years | 4.133% | 47,513,960 | 47,827,418 |
| Due After Ten Years | 5.514% | 31,099,449 | 32,035,421 |
| | | $ 92,186,797 | $ 93,663,436 |

## NOTE C. LOANS

The Bank's loan portfolio (rounded to the nearest thousand) at December 31, 2003 and 2002, consists of the following:

| | 2003 | 2002 |
|---|---|---|
| Commercial, Financial and Agricultural | $ 31,853,000 | $ 34,264,000 |
| Real Estate-Construction | 14,690,000 | 7,207,000 |
| Real Estate-Mortgage | 148,857,000 | 127,284,000 |
| Installment | 14,195,000 | 15,881,000 |
| Overdrafts | 102,000 | 170,000 |
| Total loans | $209,697,000 | $184,806,000 |

Loans on which accrual of interest has been discontinued or reduced were approximately $1,184,000 and $2,066,000 at December 31, 2003 and 2002, respectively. If interest on such loans had been accrued, the income would have approximated $28,000 and $141,000 in 2003 and 2002, respectively. At December 31, 2003 and 2002, respectively, the recorded investment in loans that were considered to be impaired was approximately $563,000 and $1,716,366, primarily all of which were on a nonaccrual basis. The related allowance amount on impaired loans was not significant. Loans which are contractually 90 days or more past due as of December 31, 2003 and 2002, were approximately $337,000 and $253,000, respectively.

Continued.........

## NOTE C. LOANS (Continued)

In the ordinary course of business, the Bank makes loans to its executive officers, principal stockholders, directors and to companies in which these borrowers are principal owners. Loans outstanding to such borrowers (including companies in which they are principal owners) amounted to $2,947,193 and $2,989,191 at December 31, 2003 and 2002, respectively. These loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of loans to such related parties for 2003 and 2002 is as follows:

| | 2003 | 2002 |
|---|---|---|
| Balance at January 1 | $ 2,989,191 | $ 3,407,502 |
| New Loans | 2,868,208 | 2,597,447 |
| Repayments | (2,910,206) | (3,015,758) |
| Balance at December 31 | $ 2,947,193 | $ 2,989,191 |

## NOTE D. ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses is as follows:

| | 2003 | 2002 |
|---|---|---|
| Balance at January 1 | $ 2,129,328 | $ 2,108,247 |
| Credits Charged Off: | | |
| Commercial, Financial and Agricultural | (285,131) | (555,005) |
| Real Estate - Mortgage | (456,085) | (389,736) |
| Installment Loans | (91,068) | (206,635) |
| Total Charge-Offs | (832,284) | (1,151,376) |
| Recoveries: | | |
| Commercial, Financial and Agricultural | 59,832 | 48,716 |
| Real Estate - Mortgage | 24,635 | 66,760 |
| Installment Loans | 18,651 | 31,981 |
| Total Recoveries | 103,118 | 147,457 |
| Net Credits Charged Off | (729,166) | (1,003,919) |
| Provision for Loan Losses | 670,000 | 1,025,000 |
| Balance at December 31 | $ 2,070,162 | $ 2,129,328 |

Continued.........

## NOTE E. LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $2,607,000 and $5,147,000 in 2003 and 2002, respectively.

## NOTE F. BANK PREMISES AND EQUIPMENT

A summary of Bank premises and equipment is as follows:

| | 2003 | 2002 |
|---|---|---|
| Buildings and Improvements | $ 6,697,473 | $ 6,099,338 |
| Furniture and Equipment | 4,108,428 | 5,392,009 |
| | 10,805,901 | 11,491,347 |
| Less: Accumulated Depreciation | (4,372,666) | (5,726,119) |
| Land | 1,447,994 | 1,257,747 |
| Construction in Progress | 715,025 | - |
| Bank Premises and Equipment, Net | $ 8,596,254 | $ 7,022,975 |

The construction in progress is the remodeling of a bank branch in Natchez, Mississippi. The total contractual commitment of this project is approximately $1,400,000. The provision for depreciation charged to operating expenses was $724,609 and $785,747 for the years ended December 31, 2003 and 2002, respectively.

## NOTE G. TRUST DEPARTMENT ASSETS

Property (other than cash deposits) held by the Bank in fiduciary or agency capacities for its customers is not included in the accompanying consolidated balance sheets as such items are not assets of the Bank. Trust fees are reported on the cash basis. The difference between cash basis and the accrual basis is immaterial.

## NOTE H. DEPOSITS

Deposits at December 31, 2003 and 2002, consisted of the following:

| | 2003 | 2002 |
|---|---|---|
| Non-Interest Bearing Demand Deposits | $ 37,523,263 | $ 33,843,654 |
| NOW Accounts | 35,062,025 | 31,734,722 |
| Money Market Deposit Accounts | 27,096,521 | 26,817,953 |
| Savings Accounts | 16,788,328 | 16,344,898 |
| Certificates of Deposit | 116,463,645 | 124,270,811 |
| | $232,933,782 | $233,012,038 |

Maturities of certificates of deposit of $100,000 or more outstanding at December 31, 2003 and 2002, are summarized as follows:

| | 2003 | 2002 |
|---|---|---|
| Time Remaining Until Maturity: | | |
| Three Months or Less | $ 9,249,501 | $ 18,610,257 |
| Over Three Through Six Months | 23,742,468 | 13,298,039 |
| Over Six Through Twelve Months | 7,023,633 | 6,340,736 |
| Over Twelve Months | 10,798,348 | 16,130,975 |
| | $ 50,813,950 | $ 54,380,007 |

Continued.........

## NOTE H. DEPOSITS (Continued)

The approximate scheduled maturities of certificates of deposits for each of the next five years are:

| | |
|---|---|
| 2004 | $ 87,079,187 |
| 2005 | 15,636,181 |
| 2006 | 4,972,069 |
| 2007 | 4,301,396 |
| 2008 | 4,468,832 |
| Thereafter | 5,980 |
| | $116,463,645 |

Interest expense on certificates of deposit greater than $100,000 was approximately $1,208,000 and $1,556,000 for the years ended December 31, 2003 and 2002, respectively.

The public fund deposits were $44,513,641 and $48,305,698 at December 31, 2003 and 2002, respectively.

## NOTE I. LONG-TERM DEBT

**Federal Home Loan Bank Advances:**

During 2003 and 2002, the Bank received advances from and remitted payments to the Federal Home Loan Bank. These advances are collateralized by a portion of the Bank's one-to-four family residential mortgage portfolio and certain secured commercial loans in accordance with the Advance Security and Collateral Agreement with the Federal Home Loan Bank. The 2003 advances consist of:

Twelve fixed-rate term loans with the Federal Home Loan Bank. The loans range from $2,380,000 to $8,000,000, totaling $65,020,000, with interest rates ranging from 1.163% to 5.348%. The maturities on these loans range from March 29, 2004 to December 29, 2006.

Four amortizable fixed-rate loans with the Federal Home Loan Bank. The loans total $22,555,761 with interest rates ranging from 2.377% to 4.177%. The maturities on these loans are from January 2, 2007 to June 2, 2008.

The 2002 advances consist of:

Seven fixed-rate term loans with the Federal Home Loan Bank. The loans range from $2,380,000 to $8,000,000, totaling $33,000,000, with interest rates ranging from 4.729% to 5.348%. These loans mature from May 10, 2004 to January 2, 2007.

Two amortizable fixed-rate loans with the Federal Home Loan Bank. The loans total $8,315,484 with interest rates ranging from 3.967% to 4.177%. These loans mature on February 27, 2003 and May 12, 2003.

Annual maturities for the next five years as of December 31, 2003 are as follows:

| | |
|---|---|
| 2004 | $ 7,020,000 |
| 2005 | 21,000,000 |
| 2006 | 17,000,000 |
| 2007 | 6,404,809 |
| 2008 | 16,150,952 |
| | $ 87,575,761 |

Continued.........

## NOTE I. LONG-TERM DEBT (continued)

### Junior Subordinated Debentures

In 2003, the Company issued $5,000,000 of junior subordinated debentures. The $5,000,000 of trust preferred securities qualifies as Tier 1 capital for regulatory capital purposes but is classified as a liability under accounting principles generally accepted in the United States of America. These securities carry an interest rate of LIBOR + 3.15%, adjusted quarterly, with interest paid quarterly in arrears and mature in March, 2033. Under certain circumstances, these securities are subject to repayment on March 26, 2008, or thereafter.

## NOTE J. EMPLOYEE BENEFIT PLANS

The Bank has an employee stock ownership plan which is designed to invest primarily in employer stock. Essentially, all employees of the Bank with one year of service and of age twenty-one are covered under this plan, and are fully vested in their benefits after seven years of service. Employer contributions are determined by the Board of Directors each year and are allocated among participants on the basis of their total annual compensation. Dividends on the Company stock owned by the plan are recorded as a reduction of retained earnings. Operating expenses include contributions to the plan of $109,543 and $78,720 in 2003 and 2002, respectively. This plan owned 233,190 and 241,970 allocated shares of Britton & Koontz Capital Corporation stock, as of December 31, 2003 and 2002, at an overall cost to the plan of $6.33 and $6.27 per share, respectively.

Employees with one year of service and age twenty-one are eligible to participate in a 401(k) plan established by the Bank. Under this plan, employees may contribute a percentage of their salaries subject to certain limits based on federal tax laws. These contributions are immediately vested. Employer matching contributions are 100% vested after six years. Employer profit sharing contributions are 100% vested after seven years. Employer contributions to the plan are made at the discretion of the Board of Directors and aggregated $141,136 and $157,439 for the years ended December 31, 2003 and 2002, respectively.

The Company has a long-term incentive plan in which all employees of the Company and its subsidiaries are eligible to participate. The plan provides for discretionary grants of various incentives including stock options; shares of common stock subject to restrictions on transfer, forfeitability provisions or other limitations; and shares of common stock, the issuance and delivery of which may be subject to the attainment of specified performance objectives. A maximum of 160,000 shares of common stock is available for grant under the plan, subject to adjustment on account of stock dividends or stock splits, recapitalizations, mergers, consolidations or other corporate reorganizations. The plan is administered by a committee of at least two non-employee directors appointed by the full Board of Directors. Since adoption, the Company has granted options to purchase a total of 97,124 shares. All options expire 10 years from the date of grant. Options to acquire 22,377 shares were exercisable as of December 31, 2003. The summary of stock option activity is shown below:

| | Options Outstanding | Weighted Average Exercise Price |
|---|---|---|
| **December 31, 2001** | 57,709 | $ 16.91 |
| Options granted | - | $ - |
| Options exercised | (4,032) | $ 11.39 |
| Options forfeited | - | $ - |
| **December 31, 2002** | 53,677 | $ 17.33 |
| Options granted | - | $ - |
| Options exercised | - | $ - |
| Options forfeited | - | $ - |
| **December 31, 2003** | 53,677 | $ 17.33 |

Continued.........

## NOTE J. EMPLOYEE BENEFIT PLANS (Continued)

The following table summarizes information about stock options outstanding at December 31, 2003:

| Exercise Price | Options Outstanding | Remaining Contractual Life |
|---|---|---|
| $ 19.94 | 30,000 | 3.9 years |
| $ 11.39 | 3,677 | 5.3 years |
| $ 14.50 | 20,000 | 7.9 years |

The Company applies APB Opinion 25 and related Interpretations in accounting for the stock options. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates consistent with the method prescribed by FASB Statement No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

| | 2003 | 2002 |
|---|---|---|
| Net Income, as Reported | $ 2,738,754 | $ 1,239,912 |
| Pro Forma Net Income | $ 2,718,254 | $ 1,219,612 |
| Basic Earnings Per Share, as Reported | $ 1.30 | $ 0.59 |
| Pro Forma Basic Earnings Per Share | $ 1.29 | $ 0.57 |
| Diluted Earnings Per Share, as Reported | $ 1.29 | $ 0.59 |
| Pro Forma Diluted Earnings Per Share | $ 1.28 | $ 0.57 |

The Bank has a nonqualified salary continuation plan for its executive officers. These officers will be entitled to agreed-upon benefits which will begin vesting when each participant reaches the age of fifty-five. The vested percentage will increase annually through the age of sixty-five when the officers will be fully vested. Payment of any benefits is contingent upon the officers' continued employment with the Bank through the age of fifty-five. The projected benefit to each officer at age sixty-five is allocated through a present value calculation to each year from inception of the plan through age sixty-five. The Plan also includes a change of control benefit for these officers. If any or all of the covered executives are terminated from employment within 36 months of a sale or acquisition of the Bank, the executive(s) may elect from the acquirer to receive fully vested income benefits as stated above, or to receive an agreed-upon lump-sum distribution, which would total $640,000 if all covered executives selected this option. The financial statements for the years ended December 31, 2003 and 2002, respectively, include $45,552 and $42,048 of expense related to this plan.

## NOTE K. LEASES

The Bank leases several branch and mortgage offices under operating leases which expire in various years through 2013. Rent expense was $111,688 and $78,508 in 2003 and 2002, respectively.

The future minimum rental commitments for these leases at December 31, 2003 are as follows:

| | |
|---|---|
| 2004 | $ 191,995 |
| 2005 | 156,967 |
| 2006 | 117,717 |
| 2007 | 97,767 |
| 2008 | 87,792 |
| Thereafter | 417,012 |
| | $ 1,069,250 |

Continued.........

## NOTE L. INCOME TAXES

The provision for income taxes included in the consolidated statements of income is as follows for the years ended December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| Current | $ 517,906 | $ 823,425 |
| Deferred | 231,819 | 165,025 |
| | $ 749,725 | $ 988,450 |

Accrued income taxes receivable of $412,860 in 2003 and $457,847 in 2002 are included in other assets.

The provision for federal income taxes differs from that computed by applying the federal statutory rate of 34% in 2003 and 2002, as indicated in the following analysis:

| | 2003 | 2002 |
|---|---|---|
| Tax Based on Statutory Rate | $ 1,186,083 | $ 757,643 |
| State Taxes | 79,712 | 40,543 |
| Effect of Tax-Exempt Income | (555,675) | (500,693) |
| Capital Losses on Investment | - | 425,000 |
| Other | 39,605 | 265,957 |
| | $ 749,725 | $ 988,450 |

The net deferred tax liability of $1,204,554 in 2003 and $1,281,633 in 2002 is included in accrued taxes and other liabilities. The net deferred tax liability consists of the following components at December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| Deferred Tax Liabilities: | | |
| Unrealized gain on available-for-sale securities | $ (550,786) | $ (734,354) |
| Unrealized gain on derivatives | (117,843) | (148,421) |
| Depreciation | (892,632) | (755,815) |
| Federal Home Loan Bank dividends | (277,833) | (250,916) |
| Other | (110,790) | (222,355) |
| | (1,949,884) | (2,111,861) |
| Deferred Tax Assets: | | |
| Provision for loan losses | 482,370 | 504,438 |
| Other real estate | 38,327 | 170,162 |
| Other | 224,633 | 155,628 |
| | 745,330 | 830,228 |
| Net Deferred Tax Liability | $(1,204,554) | $(1,281,633) |

Continued.........

## NOTE L. INCOME TAXES (Continued)

A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 2003 and 2002, is as follows:

| | 2003 | 2002 |
|---|---|---|
| Balance at beginning of year | $(1,281,633) | $ (537,508) |
| Deferred tax expense, charged to operations | (231,819) | (165,025) |
| Other comprehensive income, charged to equity | 308,898 | (579,100) |
| Balance at end of year | $(1,204,554) | $(1,281,633) |

## NOTE M. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

At December 31, 2003 and 2002, the Bank had sold various investment securities with an agreement to repurchase these securities at various times within one year. The underlying securities are U.S. Government obligations and obligations of other U.S. Government agencies and corporations. These securities generally remain under the Bank's control and are included in investment securities. These securities have coupon rates ranging from 4.00% to 6.50% and maturity dates ranging from 2008 to 2033. The related liability to repurchase these securities, included in securities sold under repurchase agreements, was $9,935, 300 and $2,141,790 at December 31, 2003 and 2002, respectively. The maximum amount of outstanding agreements at any month-end was $9,935,300 and $2,260,000 during 2003 and 2002, respectively. The monthly average amount of outstanding agreements was $4,576,679 and $2,098,899 during 2003 and 2002, respectively. At December 31, 2003, the securities underlying the repurchase agreements had an approximate amortized cost of $19,400,000 and an approximate market value of $19,500,000.

## NOTE N. REGULATORY MATTERS

The primary source of revenue of Britton & Koontz Capital Corporation is dividends from its subsidiary, Britton & Koontz First National Bank. Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. Such distribution would be subject to the requirements described in the following paragraphs.

In accordance with Office of Thrift Supervision regulations, a special "Liquidation Account" has been established for the benefit of certain Qualifying Depositors of Natchez First Federal Savings Bank (acquired by Britton & Koontz First National Bank in 1993) in an initial amount of approximately $2.8 million. The Liquidation Account serves as a restriction on the distribution of stockholders' equity in Britton & Koontz First National Bank, and no cash dividend may be paid on its capital stock if the effect thereof would be to cause the regulatory capital of Britton & Koontz First National Bank to be reduced below an amount equal to the adjusted Liquidation Account balance.

In the event of a complete liquidation of Britton & Koontz First National Bank, each Qualifying Depositor would be entitled to his or her pro rata interest in the Liquidation Account. Such claims would be paid before payment to Britton & Koontz Capital Corporation as Britton & Koontz First National Bank's sole shareholder. A merger, consolidation, purchase of assets and assumption of deposits and/or other liabilities or similar transaction, with an FDIC-insured institution, would not be a complete liquidation for the purpose of paying the Liquidation Account. In such a transaction, the Liquidation Account would be required to be assumed by the surviving institution.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company

Continued.........

## NOTE N. REGULATORY MATTERS (Continued)

and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

The most recent regulatory notification categorized the Bank as well capitalized under the regulatory capital framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's (consolidated) and the Bank's actual capital amounts and ratios as of December 31, 2003 and 2002, are presented in the table.

| | Actual | | Minimum Capital Requirement | | Minimum To be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (dollars in thousands) | | | |
| As of December 31, 2003 | | | | | | |
| Total Capital (to Risk-Weighted Assets) | | | | | | |
| Consolidated | $ 34,952 | 15.39% | $ 18,208 | 8.00% | N/A | N/A |
| The Bank | $ 33,252 | 14.64% | $ 18,170 | 8.00% | $ 22,713 | 10.00% |
| Tier I Capital (to Risk-Weighted Assets) | | | | | | |
| Consolidated | $ 32,882 | 14.48% | $ 9,104 | 4.00% | N/A | N/A |
| The Bank | $ 31,182 | 13.73% | $ 9,084 | 4.00% | $ 13,627 | 6.00% |
| Tier I Capital (to Average Assets) | | | | | | |
| Consolidated | $ 32,882 | 9.23% | $ 14,244 | 4.00% | N/A | N/A |
| The Bank | $ 31,182 | 8.77% | $ 14,222 | 4.00% | $ 17,778 | 5.00% |
| As of December 31, 2002 | | | | | | |
| Total Capital (to Risk-Weighted Assets) | | | | | | |
| Consolidated | $ 28,516 | 14.71% | $ 15,508 | 8.00% | N/A | N/A |
| The Bank | $ 27,314 | 14.15% | $ 15,443 | 8.00% | $ 19,303 | 10.00% |
| Tier I Capital (to Risk-Weighted Assets) | | | | | | |
| Consolidated | $ 26,387 | 13.61% | $ 7,755 | 4.00% | N/A | N/A |
| The Bank | $ 25,185 | 13.04% | $ 7,725 | 4.00% | $ 11,588 | 6.00% |
| Tier I Capital (to Average Assets) | | | | | | |
| Consolidated | $ 26,387 | 8.71% | $ 12,118 | 4.00% | N/A | N/A |
| The Bank | $ 25,185 | 8.34% | $ 12,079 | 4.00% | $ 15,099 | 5.00% |

Continued.........

## NOTE O. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit, which are not included in the accompanying consolidated financial statements.

Commitments to extend credit are agreements to lend money with fixed expiration dates or termination clauses. The Bank applies the same credit standards used in the lending process when extending these commitments, and periodically reassesses the customer's creditworthiness through ongoing credit reviews. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is obtained based on the Bank's assessment of the transaction. At December 31, 2003 and 2002, the Bank's commitments to extend credit totaled $39,312,421 and $34,499,574, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank had total unfunded letters of credit of $2,881,559 and $1,459,963 as of December 31, 2003 and 2002, respectively. In accordance with FASB Intrepretation No. 45, letters of credit of $1,374,319 are included in other assets and other liabilities on the consolidated balance sheet at December 31, 2003.

The Bank is required to maintain average reserves at the Federal Reserve Bank. This requirement approximated $1,270,000 at December 31, 2003. The Bank is in compliance with this requirement.

At December 31, 2003, the Bank had committed to sell approximately $3,102,000 of loans originated near year-end. These loans are classified as loans held-for-sale and are carried at the lower of cost or market. Due to the short period from origination, the cost and market value of these loans are approximately the same.

The Bank has outstanding lines of credit with several of its correspondent banks available to assist in the management of short-term liquidity. At December 31, 2003, the total available lines of credit was $18,500,000 with an outstanding balance of $4,550,000 as reflected on the consolidated balance sheet.

Britton & Koontz Capital Corporation and its wholly owned subsidiaries, Britton & Koontz First National Bank and B & K Title Insurance Agency, Inc., are involved in certain litigation incurred in the normal course of business. In the opinion of management and legal counsel, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.

## NOTE P. CONCENTRATIONS OF CREDIT

Substantially all of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area. Investments in state and municipal securities also involve governmental entities in and around the Bank's market area. The concentrations of credit by type of loan are set forth in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers.

The Bank maintains deposit accounts and federal funds sold with correspondent banks which may, periodically, exceed the federally insured amount.

## NOTE Q. DIVIDENDS

Britton & Koontz Capital Corporation's subsidiary, Britton & Koontz First National Bank, paid dividends to the Capital Corporation amounting to $2,000,000 and $1,500,000 for the years 2003 and 2002, respectively.

## NOTE R. INTEREST RATE RISK MANAGEMENT

During 2002, the Bank entered into an off-balance sheet interest rate swap agreement to reduce its interest-rate risk and to decrease its costs of funds for special deposit promotions. Under the terms of this agreement, the Bank receives a fixed rate and is obligated to pay a floating rate based on one month LIBOR plus 3 basis points calculated on a contractual notional amount of $5,000,000 at December 31, 2003. The original term is for five years expiring in May 2007. The fixed payment rate was 7.635% during 2003. The average variable-payment rate was 4.00% at December 31, 2003. The collateral at December 31, 2003 is a Federal Home Loan Mortgage investment. The carrying amount of the swap has been adjusted to its fair value at year-end and is included in other assets. The swap is assumed to be completely effective, and accordingly, is reported as other comprehensive income.

Continued.........

## NOTE S. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

**Cash and Due From Banks**

Fair value equals the carrying value of such assets.

**Federal Funds Sold**

Due to the short-term nature of this asset, the carrying value of this item approximates its fair value.

**Investment Securities**

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

**Cash Surrender Value of Life Insurance**

The fair value of this item approximates its carrying value.

**Loans, Net and Loans Held-For-Sale**

For variable-rate loans which are repricing immediately, fair values are based on carrying values. Other variable-rate loans, fixed-rate commercial loans, installment loans, and mortgage loans are valued using discounted cash flows. The discount rates used to determine the present value of these loans are based on interest rates currently being charged by the Bank on loans with comparable credit risk and terms.

**Deposits**

The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. Discounted cash flows have been used to value fixed rate term deposits. The discount rate used is based on interest rates currently being offered by the Bank on deposits with comparable amounts and terms.

**Long-Term Borrowings**

The fair values of the Company's long-term borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing ratio for similar types of borrowing arrangements.

**Federal Funds Purchased and Securities Sold Under Repurchase Agreements**

The fair value of these items approximates their carrying values.

**Off-Balance Sheet Instruments**

Loan commitments are negotiated at current market rates and are relatively short-term in nature. Therefore, the estimated value of loan commitments approximates the face amount. Fair values for interest rate swaps and caps are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Continued.........

## NOTE S. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Company's financial instruments, rounded to the nearest thousand, are as follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (Dollars in Thousands) | | (Dollars in Thousands) | |
| Financial Assets: | | | | |
| Cash and due from banks | $ 8,360 | $ 8,360 | $ 11,477 | $ 11,477 |
| Federal funds sold | $ 41 | $ 41 | $ 3,560 | $ 3,560 |
| Investment securities: | | | | |
| Held-to-maturity | $ 42,289 | $ 44,003 | $ 33,148 | $ 34,305 |
| Available-for-sale | $ 93,663 | $ 93,663 | $ 60,566 | $ 60,566 |
| Equity securities | $ 5,182 | $ 5,182 | $ 3,345 | $ 3,345 |
| Cash surrender value of life insurance | $ 905 | $ 905 | $ 901 | $ 901 |
| Loans, net | $ 207,623 | $ 209,207 | $ 182,662 | $ 188,996 |
| Financial Liabilities: | | | | |
| Deposits | $ 232,934 | $ 233,934 | $ 233,012 | $ 234,961 |
| Long-term borrowings | $ 92,576 | $ 93,011 | $ 41,315 | $ 43,060 |
| Federal funds purchased | $ 4,550 | $ 4,550 | $ - | $ - |
| Securities sold under repurchase agreements | $ 9,935 | $ 9,935 | $ 2,142 | $ 2,142 |
| | Face Amount | Fair Value | Fair Amount | Fair Value |
| Other: | | | | |
| Commitments to extend credit | $ 39,312 | $ 39,312 | $ 34,500 | $ 34,500 |
| Standby letters of credit | $ 2,882 | $ 2,882 | $ 1,460 | $ 1,460 |
| Interest rate swap | $ 316 | $ 316 | $ 397 | $ 397 |

Continued.........

## NOTE T. CONDENSED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION

The financial information of Britton & Koontz Capital Corporation, parent company only, is as follows:

### BALANCE SHEETS

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS:** | | |
| Cash | $ 1,172,379 | $ 635,374 |
| Investment in subsidiaries | 33,742,658 | 28,170,660 |
| Premises and equipment, net | 188,038 | 189,603 |
| Other assets | 252,236 | 333,837 |
| **TOTAL ASSETS** | $ 35,355,311 | $ 29,329,474 |
| **LIABILITIES:** | | |
| Junior subordinated debentures | 5,155,000 | - |
| Other liabilities | 3,712 | - |
| **TOTAL LIABILITIES** | 5,158,712 | - |
| **STOCKHOLDERS' EQUITY** | 30,196,599 | 29,329,474 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 35,355,311 | $ 29,329,474 |

### STATEMENTS OF INCOME

| | Years Ended December 31, 2003 | Years Ended December 31, 2002 |
|---|---|---|
| **REVENUE:** | | |
| Dividends Received: | | |
| Britton & Koontz First National Bank | $ 2,000,000 | $ 1,500,000 |
| Other income | 13,005 | 8,571 |
| | 2,013,005 | 1,508,571 |
| **EXPENSES** | 353,056 | 661,076 |
| | 1,659,949 | 847,495 |
| **INCOME TAX EXPENSE (BENEFIT)** | (142,553) | 22,573 |
| | 1,802,502 | 824,922 |
| **EQUITY IN UNDISTRIBUTED EARNINGS (LOSSES):** | | |
| Britton & Koontz First National Bank | 890,028 | 950,043 |
| Sumx Inc. | - | (558,826) |
| B & K Title Insurance Agency, Inc. | 46,224 | 23,773 |
| **NET INCOME** | $ 2,738,754 | $ 1,239,912 |

Continued.........

## NOTE T. CONDENSED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION (Continued)

## STATEMENTS OF CASH FLOWS

| | Years Ended December 31, 2003 | 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income | $ 2,738,754 | $ 1,239,912 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred taxes | - | 257,807 |
| Write-off of advances to affiliate | - | 586,781 |
| Provision for depreciation | 1,565 | 5,693 |
| Equity on undistributed earnings and losses of affiliates | (936,252) | (414,990) |
| Increase (decrease) in other assets | (73,399) | (222,704) |
| Increase in other liabilities | 3,712 | - |
| Net Cash Provided by Operating Activities | 1,734,380 | 1,452,499 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Advances to subsidiaries | (5,000,000) | - |
| Advances to affiliate | - | (410,151) |
| Repayment of advances by affiliate | - | 19,087 |
| Net Cash Used in Investing Activities | (5,000,000) | (391,064) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from issuance of junior subordinated debentures | 5,155,000 | - |
| Cash dividends paid | (1,352,375) | (1,308,862) |
| Cash received from stock options exercised | - | 45,925 |
| Net Cash Provided by (Used in) Financing Activities | 3,802,625 | (1,262,937) |
| **NET INCREASE (DECREASE) IN CASH** | 537,005 | (201,502) |
| **CASH AT BEGINNING OF YEAR** | 635,374 | 836,876 |
| **CASH AT END OF YEAR** | $ 1,172,379 | $ 635,374 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion presents a review of the major factors that have affected the financial condition of Britton & Koontz Capital Corporation (the "Company") and its subsidiaries, principally Britton & Koontz First National Bank (the "Bank") since year end and compares the operating results for the twelve months ended December 31, 2003, to the same period in 2002.

## Financial Condition

### Assets

Total assets increased 21% during 2003 to $374.4 million from $308.9 million at December 31, 2002. Contributing to the growth in assets were significant increases in investment securities of $44 million and loans of $25 million. Deposits ended 2003 at $232.9 million compared to $233.0 million at December 31, 2002.

**Average Earning Assets.** Interest income from earning assets represents the Company's main source of income. Average earning assets for the period ended December 31, 2003, totaled $321.3 million, a $41 million (14.6%) increase compared to December 31, 2002. The increase was due to 26% growth in the average investment portfolio, primarily from the purchase of short to medium-term mortgage backed securities and 10% growth in average loans. Growth in earning assets was funded primarily with increases in Federal Home Loan Bank advances, increases in customer repurchase agreements and reinvestment of proceeds from principal paydowns of investment securities.

**Investment Securities.** Investment securities primarily consist of mortgage-backed, municipal, corporate and agency securities. Securities that are deemed to be held-to-maturity ("HTM") are accounted for by the amortized cost method while securities in the available-for-sale ("AFS") categories are accounted for at fair value. Management determines the classification of its securities at acquisition. Total HTM and AFS investment securities increased 45% to $136 million at December 31, 2003 from $94 million at December 31, 2002. Equity securities, comprised primarily of Federal Reserve Bank stock of $522 thousand, Federal Home Loan Bank ("FHLB") stock of $4.5 million and ECD Investments, LLC ("ECD") membership interests of $100 thousand, increased $1.8 million in 2003 from $3.3 million in 2002, due to the purchase of additional stock at both the Federal Reserve and FHLB. During 2002, the Company purchased 4 Class A Units representing interests in ECD Investments, LLC, a Mississippi limited liability company. ECD was established in February 1997 to provide a commercially feasible vehicle through which banks; individuals, companies and other institutions can participate in economic and business development activities in economically depressed regions of the country, in this instance, the states of Arkansas, Louisiana and Mississippi.

The amortized cost of the Bank's investment securities at December 31, 2003, 2002 and 2001, are summarized as follows:

| | Amortized Cost | | |
|---|---|---|---|
| | 12/31/03 | 12/31/02 | 12/31/01 |
| Obligations of other U.S. Government Agencies and Corporations | $ 95,312,108 | $ 52,544,082 | $ 42,330,355 |
| Obligations of state and Political Subdivisions | 34,834,072 | 33,147,883 | 27,967,610 |
| Privately Issued Collateralized Mortgage Obligations | 296,220 | 720,866 | 6,137,974 |
| Corporate Securities | 4,033,806 | 5,078,192 | 5,122,544 |
| | $ 134,476,206 | $ 91,491,023 | $ 81,558,483 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

The amortized cost of investment securities at December 31, 2003, by contractual maturity (including mortgage backed securities) is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields on tax-exempt municipal securities have been computed on a book equivalent basis.

| | Amortized Cost | Weighted Average Yield |
|---|---|---|
| Due in one year or less | $ 3,030,504 | 5.61% |
| Due after one year through five years | 12,760,266 | 4.25% |
| Due after five years through ten years | 52,997,145 | 4.40% |
| Due after ten years | 65,688,291 | 5.95% |
| | $ 134,476,206 | 5.17% |

**Loans.** Average loans for the twelve month period ended December 31, 2003, were $201.6 million, an increase of $18.9 million compared to the year ended December 31, 2002. Table 1 presents the Bank's loan portfolio at the end of the last five years.

**TABLE 1: COMPOSITION OF LOAN PORTFOLIO**

| | 12/31/03 | 12/31/02 | 12/31/01 | 12/31/00 | 12/31/99 |
|---|---|---|---|---|---|
| Commercial, financial and agricultural | $ 31,853,000 | $ 34,264,000 | $ 38,101,000 | $ 33,102,000 | $ 25,730,000 |
| Real Estate-construction | 14,690,000 | 7,207,000 | 6,066,000 | 10,883,000 | 6,997,000 |
| Real Estate-residential | 78,128,000 | 65,624,000 | 63,379,000 | 76,150,000 | 63,708,000 |
| Real Estate-other | 70,729,000 | 61,660,000 | 59,729,000 | 47,042,000 | 54,557,000 |
| Installment | 14,195,000 | 15,881,000 | 17,759,000 | 19,372,000 | 18,852,000 |
| Other | 102,000 | 170,000 | 117,000 | 359,000 | 229,000 |
| Total loans | $ 209,697,000 | $ 184,806,000 | $ 185,151,000 | $ 186,908,000 | $ 170,073,000 |

The following table sets forth as of December 31, 2003, the periods in which the Bank's loan portfolio matures or reprices and the total amount of all such loans due after one year having (a) predetermined interest rates and (b) floating or adjustable rates. Loan maturities are based upon contract terms and specific maturity dates. In the course of business, some loans are renewed, resulting in an extension of the maturity date of the loan. However, it is the Bank's customary practice that loans renewed beyond their initial maturity date are usually extended and secured for a fixed period.

| | Due in one year or less | Due after one year through five years | Due after five years | Total |
|---|---|---|---|---|
| Commercial, financial and agricultural | $ 16,863,000 | $ 14,107,000 | $ 883,000 | $ 31,853,000 |
| Real Estate-construction | 10,395,000 | 3,899,000 | 396,000 | 14,690,000 |
| Total | $ 27,258,000 | $ 18,006,000 | $ 1,279,000 | $ 46,543,000 |
| Predetermined interest rates | | $ 17,687,000 | $ 1,202,000 | |
| Floating or adjustable interest rates | | $ 319,000 | $ 77,000 | |

## Asset Quality

Management periodically analyzes the diversification of the loan portfolio and the repayment ability of borrowers. When it appears to management that the Bank will have trouble recapturing all outstanding principal and interest on a loan or loan relationship, the debt is placed on non-accrual. By placing loans on non-accrual the bank recognizes a problem with the credit and is willing to forgo interest in hopes of at least collecting all principal due on the loan. As problem credits are transferred to non-accrual status, the accrual of interest income is discontinued and all previously accrued and uncollected interest for the year is reversed against interest income. A non-accrual loan is restored to an accrual status when it is no longer delinquent and management no longer doubts the collectibility of interest and principal.

Several key measures are used to evaluate and monitor the Company's asset quality. These measures include the level of loan delinquencies, non-accrual loans, foreclosed assets and charge-offs in addition to their related ratios. Nonperforming assets, consisting of non-accrual loans, loans past due 90 days or more and other real estate owned decreased to $3.3 million at December 31, 2003, from $3.9 million at December 31, 2002. Nonperforming loans as a percent of total loans net of unearned income and loans held for sale decreased to .74% at December 31, 2003, from 1.29% the year before. During 2003, the Company resolved certain problem credits, primarily larger real estate and commercial loans across all Company markets. The resolution is reflected in the migration of problem credits from past due status through non-accrual to partial charge-off, foreclosure and sale of collateral. A breakdown of nonperforming loans at the end of the last five years is shown in Table 2.

**TABLE 2: BREAKDOWN OF NONPERFORMING LOANS**

| | 12/31/03 | 12/31/02 | 12/31/01 | 12/31/00 | 12/31/99 |
|---|---|---|---|---|---|
| | | | (dollars in thousands) | | |
| Non-accrual loans by type | | | | | |
| Real Estate | $ 584 | $ 1,513 | $ 750 | $ 950 | $ 665 |
| Installment | 20 | 16 | 86 | 39 | 59 |
| Commercial and all other loans | 580 | 537 | 449 | 89 | 26 |
| Total non-accrual loans | 1,184 | 2,066 | 1,285 | 1,078 | 750 |
| Loans past due 90 days or more | 337 | 253 | 1,510 | 311 | 306 |
| Total nonperforming loans | 1,521 | 2,319 | 2,795 | 1,389 | 1,056 |
| Other real estate owned (net) | 1,741 | 1,554 | 1,526 | 773 | 401 |
| Total nonperforming assets | $ 3,262 | $ 3,873 | $ 4,321 | $ 2,162 | $ 1,457 |
| Nonperforming loans as a percent of loans, net of unearned interest and loans held for sale | .74% | 1.29% | 1.56% | .74% | .62% |
| Additional interest income foregone on non-accrual loans | $ 28 | $ 141 | $ 167 | $ 78 | $ 18 |

There were no loans in either 2003 or 2002 classified as "troubled debt restructurings" as defined in Statement of Financial Accounting Standards No.15. At December 31, 2003, there were no other loans that the Bank had serious doubts as to the ability of the borrower to comply with the present repayment terms.

## Allowance for Loan Losses

The allowance for loan losses is comprised of specific reserves (assessed for each loan that is reviewed for impairment or for which a probable loss has been identified), general reserves (based on historical loss factors) and an unallocated reserve for exposures arising from factors that are undetectable and are not addressed by the general and specific reserves.

The allowance for loan losses remained relatively stable at $2.1 million at December 31, 2003, compared to December 31, 2002. The ratio of the allowance for loan losses to loans, net of unearned income and loans held for sale decreased to 1.00% at December 31, 2003, from 1.18% at December 31, 2002. The decrease in the ratio is due to the resolution of various problem credits.

Factors contributing to the determination of specific reserves include the financial condition of the borrower, changes in the value of pledged collateral and general economic conditions. General reserves are established based on historical charge-offs considering factors which include risk rating, industry concentration and loan type, with the most recent charge-off experience weighted more heavily. The unallocated reserve, which is judgmentally determined, generally serves to compensate for the uncertainty in estimating loan losses, particularly in times of changing economic conditions, and considers the possibility of improper risk ratings and possible over- or under-allocations of specific reserves. In addition, the unallocated reserve considers trends in delinquencies and non-accrual loans, industry concentration, the volatility of risk ratings and the evolving portfolio mix in terms of collateral, relative loan size and the degree of seasoning in the various loan products. Changes in underwriting standards, credit administration and collection, regulation and other factors which impact the credit quality and collectibility of the loan portfolio also impact the unallocated reserve levels. The results of reviews performed by internal and external examiners are also considered.

The methodology used in the periodic review of reserve adequacy, which is performed at least quarterly, is designed to be dynamic and responsive to changes in actual and expected credit losses. These changes are reflected in both the general and unallocated reserves. The historical loss ratios, which are key factors in this analysis, are updated quarterly and are weighted more heavily for recent charge-off experience. The review of reserve adequacy is performed by executive management and presented to the Board of Directors for its review, consideration and ratification.

The basic assumptions and methodologies used in allocating the reserve were unchanged during 2003; however, refinements to the existing methodology continue to be made as evolving risk trends are identified. The loan loss methodology weights recent history more heavily and also reflects the current risk profile of the portfolio.

The present level of the reserve for loan losses is considered adequate to absorb probable loan losses inherent in the portfolio considering the level and mix of the loan portfolio, the level of delinquent and nonperforming loans, the Company's risk management strategies, and current expectations with respect to economic conditions and market trends.

Table 3 presents the activity in the allowance for loan losses for the last five years. In establishing the amounts of provision for each year charged to operating expense, management uses the basic methodologies described above. Table 4 presents the allocation of the allowance for loan losses applicable to each loan category for the periods ended December 31, 2003, and 2002. Information for 1999–2001 is not included in Table 4 because such information is not available to the Company.

## Bank Premises and Equipment

Bank Premises and equipment increased to $8.6 million at December 31, 2003 compared to $7.0 million at December 31, 2002. The increase reflects the Company's expansion efforts, particularly in the Vicksburg, Mississippi market, including the construction of a new branch at an approximate cost of $1.1 million. The Company expects to complete in April 2004, a branch renovation project in Natchez, Mississippi which began in the fall of 2003. Total cost of the project is estimated to be $1.4 million of which approximately 50% was spent in 2003. The Company has proposed $1 million in 2004 for future branch sites in existing markets with expectations of funding from new deposits and increased cash flows from operating activities.

# Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

**TABLE 3: ACTIVITY OF ALLOWANCE FOR LOAN LOSSES**

| | 12/31/03 | 12/31/02 | 12/31/01 | 12/31/00 | 12/31/99 |
|---|---|---|---|---|---|
| | | | (dollars in thousands) | | |
| Balance at beginning of year | $ 2,129 | $ 2,108 | $ 1,884 | $ 1,150 | $ 1,061 |
| Charge-offs: | | | | | |
| Commercial, financial & agricultural | (285) | (434) | (97) | (216) | (104) |
| Real Estate-construction | (0) | (11) | (29) | 0 | 0 |
| Real Estate-residential | (37) | (150) | (22) | (2) | (30) |
| Real Estate-other | (419) | (266) | (0) | (0) | (0) |
| Installment and other | (91) | (282) | (249) | (119) | (101) |
| Recoveries: | | | | | |
| Commercial, financial & agricultural | 60 | 64 | 7 | 75 | 11 |
| Real Estate-residential | 0 | 36 | 12 | 0 | 9 |
| Real Estate-other | 25 | 0 | 0 | 0 | 0 |
| Installment and other | 18 | 39 | 77 | 27 | 18 |
| Net (charge-offs)/recoveries | (729) | (1,004) | (301) | (235) | (197) |
| Provision charged to operations | 670 | 1,025 | 525 | 969 | 286 |
| Balance at end of year | $ 2,070 | $ 2,129 | $ 2,108 | $ 1,884 | $ 1,150 |
| Allowance for loan losses as a percent of loans, net of unearned interest and loans held for sale | 1.00% | 1.18% | 1.17% | 1.01% | .68% |
| Net charge-offs as a percent of average loans | .36% | .55% | .16% | .13% | .12% |

**TABLE 4: ALLOCATION OF ALLOWANCE FOR LOAN LOSSES**

| | Amount | | Percentage of loans in each category to total loans * | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Commercial, financial and agricultural | $ 439 | $ 598 | 15.19% | 18.54% |
| Real Estate-construction | 69 | 206 | 7.01 | 3.90 |
| Real Estate-residential | 421 | 338 | 37.26 | 35.51 |
| Real Estate-other | 919 | 739 | 33.73 | 33.36 |
| Installment | 211 | 135 | 6.77 | 8.59 |
| Other | 11 | 113 | .04 | .10 |
| Total loans | $2,070 | $ 2,129 | 100.00% | 100.00% |

* Includes loans held for sale

**Other Real Estate.** The balances of other real estate (ORE) increased to $1.7 million in 2003 from $1.6 million in 2002. Activity during 2003 included foreclosures of $988 thousand, largely offset by sales of $848 thousand. Reserves of $150 thousand on selected properties were reversed when the property sold in 2003. Other real estate activity for 2003 is presented in Table 5.

**TABLE 5: OTHER REAL ESTATE ACTIVITY**

| | | |
|---|---|---|
| Balance at December 31, 2002 | | $ 1,554 |
| Write-downs | (103) | |
| Sales | (848) | |
| Foreclosures | 988 | |
| Reserves | 150 | 187 |
| Balance at December 31, 2003 | | $ 1,741 |

## Funding

**Deposits.** *Deposits are the Company's primary source of funding for earning assets. Average deposits increased 7.8%* from $220 million at December 31, 2002, to $237 million at December 31, 2003. The increase in average deposits was due primarily to normal fluctuations in public funds deposits and increases in the bank's money market account.

Maturities of certificates of deposits of $100,000 or more outstanding at December 31, 2003, and December 31, 2002, are summarized below.

| | 12/31/03 | 12/31/02 |
|---|---|---|
| Time remaining until maturity: | | |
| Three months or less | $ 9,249,501 | $ 18,610,257 |
| Over three through six months | 23,742,468 | 13,298,039 |
| Over six through twelve months | 7,023,633 | 6,340,736 |
| Over twelve months | 10,798,348 | 16,130,975 |
| | $ 50,813,950 | $ 54,380,007 |

*Deposits at December 31, 2003, and December 31, 2002, consist of the following:*

| | 12/31/03 | 12/31/02 |
|---|---|---|
| Non-interest bearing demand deposits | $ 37,523,263 | $ 33,843,654 |
| Now accounts | 35,062,025 | 31,734,722 |
| Money market deposit accounts | 27,096,521 | 26,817,953 |
| Savings accounts | 16,788,328 | 16,344,898 |
| Certificates of deposit | 116,463,645 | 124,270,811 |
| | $ 232,933,782 | $ 233,012,038 |

**Short-Term Borrowings.** Average short-term borrowed funds increased to $25.1 million in 2003 from $11.8 million in 2002. These borrowings include overnight funding through established lines of credit with correspondent banks and the FHLB of Dallas. Also included are term advances, maturing in one year or less, such as securities sold under repurchase agreements and advances from the FHLB of Dallas. Securities sold under repurchase agreements at 12/31/03 were $9.9 million with an average cost of 1.26%.

The following table presents the Bank's average balance sheets during 2003, 2002 and 2001. Dividing income or expense by the average balance of assets or liabilities, respectively, derives yields and costs. Non-accrual loans are included in loans for yield computations. Loan fees and late charges are included in both income and yield computations in loans. Income and expense resulting from interest rate caps and swaps used to manage interest rate risk are included appropriately in loans and certificates of deposit. No tax-equivalent adjustments have been made. All averages are derived from monthly average balances.

# Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

## Average Balance and Yield Analysis

(dollars in thousands)

| | Twelve Months Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | | 2002 | | | 2001 | | |
| | Average Balance | Income/ Expense | Average % Yield/Rate | Average Balance | Income/ Expense | Average % Yield/Rate | Average Balance | Income/ Expense | Average % Yield/Rate |
| **ASSETS** | | | | | | | | | |
| Loans | $201,595 | $14,519 | 7.20% | $182,744 | $14,735 | 8.06% | $185,012 | $16,898 | 9.13% |
| Investment securities: | | | | | | | | | |
| U.S. Government | - | - | - | 5,424 | 217 | 4.00% | 3,995 | 200 | 5.00% |
| Mortgage Backed Securities | 74,252 | 3,068 | 4.13% | 45,107 | 2,826 | 6.26% | 43,540 | 3,105 | 7.13% |
| State & Municipal | 33,424 | 1,576 | 4.72% | 33,113 | 1,563 | 4.72% | 13,060 | 649 | 4.97% |
| Other | 8,844 | 376 | 4.25% | 8,858 | 397 | 4.49% | 6,553 | 340 | 5.19% |
| Total Investment Securities | 116,520 | 5,020 | 4.31% | 92,502 | 5,003 | 5.41% | 67,148 | 4,294 | 6.39% |
| Interest bearing bank balances | 1,447 | 15 | 1.03% | 1,838 | 38 | 2.06% | 1,680 | 60 | 3.57% |
| Federal funds sold | 775 | 11 | 1.37% | 2,267 | 33 | 1.47% | 612 | 18 | 2.94% |
| Cash Value Life Insurance and other | 922 | 47 | 5.14% | 882 | 45 | 5.15% | 836 | 43 | 5.14% |
| Total earning assets | 321,259 | 19,612 | 6.10% | 280,233 | 19,854 | 7.08% | 255,288 | 21,313 | 8.35% |
| Allowance for loan losses | (2,209) | | | (2,008) | | | (2,037) | | |
| Cash & due from banks, non-interest bearing | 8,434 | | | 7,818 | | | 7,088 | | |
| Bank premises & equipment | 7,374 | | | 7,096 | | | 7,088 | | |
| Other assets | 5,708 | | | 6,461 | | | 5,594 | | |
| TOTAL ASSETS | $340,566 | | | $299,600 | | | $273,021 | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | | | | |
| Interest bearing deposits: | | | | | | | | | |
| Savings | $ 16,910 | $ 133 | 0.79% | $ 16,830 | $ 259 | 1.54% | $ 17,046 | $ 367 | 2.15% |
| Interest bearing checking | 35,511 | 216 | 0.61% | 34,300 | 214 | 0.62% | 34,276 | 652 | 1.90% |
| Money rate savings | 29,183 | 413 | 1.41% | 21,758 | 460 | 2.11% | 14,938 | 448 | 3.00% |
| Certificates of deposit and other time deposits | 121,597 | 3,192 | 2.63% | 115,568 | 4,125 | 3.57% | 112,249 | 6,147 | 5.48% |
| Total interest bearing deposits | 203,201 | 3,954 | 1.95% | 188,456 | 5,058 | 2.68% | 178,509 | 7,614 | 4.27% |
| Short term borrowed funds | 25,147 | 451 | 1.79% | 11,801 | 510 | 4.32% | 14,744 | 826 | 5.60% |
| Long term debt | 40,513 | 1,756 | 4.34% | 34,088 | 1,637 | 4.80% | 16,468 | 793 | 4.81% |
| Total interest bearing liabilities | 268,861 | 6,161 | 2.29% | 234,345 | 7,205 | 3.07% | 209,721 | 9,233 | 4.40% |
| Non interest bearing deposits | 33,999 | | | 31,639 | | | 31,516 | | |
| Other liabilities | 7,710 | | | 4,293 | | | 4,217 | | |
| Shareholders' equity | 29,996 | | | 29,323 | | | 27,567 | | |
| TOTAL LIABILITIES & SHAREHOLDERS' EQUITY | $340,566 | $ 6,161 | | $299,600 | $7,205 | | $273,021 | $ 9,233 | |
| Interest income and rate earned | | $19,612 | 6.10% | | $19,854 | 7.08% | | $21,313 | 8.35% |
| Interest expense and rate paid | | 6,161 | 2.29% | | 7,205 | 3.07% | | 9,233 | 4.40% |
| Interest rate spread | | | 3.81% | | | 4.01% | | | 3.95% |
| NET INTEREST INCOME & NET YIELD ON AVERAGE EARNING ASSETS | | $13,451 | 4.19% | | $12,649 | 4.51% | | $12,080 | 4.73% |

# Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

## Capital

Shareholders' equity totaled $30.2 million at December 31, 2003, compared to $29.3 million at December 31, 2002. The increase is primarily the result of an increase in net income and dividend payments over the year totaling $2.7 million, $1.4 million, respectively which was offset by a decrease of $400 thousand in comprehensive income. Comprehensive income is the result of unrealized gains on available-for-sale securities and the recognition of the fair value of certain derivative instruments. The ratio of shareholders' equity to assets decreased to 8.10% at December 31, 2003, from 9.5% at December 31, 2002.

Capital levels for the Company and the Bank substantially exceed the minimum requirements of the regulatory agencies for well-capitalized institutions in all three categories in both 2003 and 2002. Both the Company and the Bank maintain levels in total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets and a leverage ratio (Tier 1 capital to average assets) in excess of the minimum requirements of 10.00%, 6.00% and 5.00%, respectively.

| | December 31, 2003 | | December 31, 2002 | |
|---|---|---|---|---|
| | Company | Bank | Company | Bank |
| Risk-based capital: | | | | |
| Total | $ 29,952 | $ 33,252 | $ 28,516 | $ 27,314 |
| Tier 1 | 27,882 | 31,182 | 26,387 | 25,185 |
| Leverage | 27,882 | 31,182 | 26,387 | 25,185 |
| Assets: | | | | |
| Quarterly average assets (1) | 356,192 | 355,654 | 302,994 | 301,168 |
| Risk-weighted assets | 227,652 | 227,158 | 193,813 | 193,099 |
| Ratios: | | | | |
| Total risk-based capital | 13.16% | 14.64% | 14.71% | 14.15% |
| Tier 1 risk-based capital | 12.25% | 13.73% | 13.61% | 13.04% |
| Leverage | 7.83% | 8.77% | 8.71% | 8.34% |

(1) Excludes disallowed assets

## Results of Operations

The following are measurements of the Company's earnings in relation to assets, equity and earnings per share for the past three years.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Return on average assets | .80% | .41% | 1.19% |
| Return on average equity | 9.13% | 4.23% | 12.76% |
| Dividend payout ratio | 49.38% | 105.67% | 39.61% |
| Average equity to average assets | 8.81% | 9.79% | 10.10% |
| Net interest margin | 4.19% | 4.51% | 4.73% |
| Basic income per share | $ 1.30 | $ .59 | $ 1.54 |
| Diluted income per share | $ 1.29 | $ .59 | $ 1.54 |

### Analysis of Net Income

Net income for the twelve months ended December 31, 2003, was $2.7 million or $1.29 per diluted share, compared to $1.2 million or $.59 per diluted share for the same period in 2002. The increase in net income from 2002 to 2003 is primarily due to charge-offs during 2002, of $1.4 million on the remaining investment in Sumx Inc., an Internet banking technology provider, which is owned 37% by the Company.

## Analysis of Net Interest Income

Net interest income (NII), the amount by which interest income on loans, investments and other interest earning assets exceed interest expense on deposits and other borrowed funds, increased $802 thousand. This represents a 6.3% increase to $13.5 million for the twelve months of 2003 compared to the same period in 2002. The increase in NII is primarily related to the substantial growth in earning assets offset by a lower interest rate environment. Due to a 15% growth in average earning assets from 2002 to 2003, NII increased $1.7 million. While increases in earning assets created a positive effect on NII, falling interest rates had the opposite effect. As more assets than liabilities repriced in the lower rate environment, NII decreased by $947 thousand from 2002 to 2003. Net interest margin decreased from 4.51% to 4.19% due to the lower interest rates which prompted increased premium amortization from accelerated cash flows on investments and loans.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to changes in interest rates. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (a) changes in volume (i.e., changes in volume multiplied by the old rate) and (b) changes in rates (i.e., changes in rates divided by the old volume.) For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and rates.

| | 2003 compared to 2002 Increase/(Decrease) Due to Changes | | |
|---|---|---|---|
| | Total | Volume | Rates |
| | | ($ in thousands) | |
| Interest earning assets: | | | |
| Loans | (216) | 1,439 | (1,655) |
| Investment securities: | | | |
| U.S. Government | (217) | (109) | (108) |
| Mortgage Backed Securities | 242 | 1,417 | (1,175) |
| State & Municipal | 13 | 15 | (2) |
| Other | (21) | (1) | (20) |
| Total investment securities | 17 | 1,322 | (1,305) |
| Interest bearing bank balances | (23) | (7) | (16) |
| Federal funds sold | (22) | (20) | (2) |
| Cash Value Life Insurance and other | 2 | 2 | - |
| Total earning assets | (242) | 2,736 | (2,978) |
| Interest bearing deposits: | | | |
| Savings (126) | 1 | (127) | |
| Interest bearing checking | 2 | 7 | (5) |
| Money rate savings | (47) | 131 | (178) |
| Certificates of deposit and other time deposits | (933) | 205 | (1,138) |
| Total interest bearing deposits | (1,104) | 344 | (1,448) |
| Short term borrowed funds | (59) | 354 | (413) |
| Long term debt | 119 | 289 | (170) |
| Total interest bearing liabilities | (1,044) | 987 | (2,031) |
| Change in interest earning assets | (242) | 2,736 | (2,978) |
| Change in interest bearing liabilities | (1,044) | 987 | (2,031) |
| Change in Net Interest Income | 802 | 1,749 | (947) |

## Provision for Loan Losses

The provision for loan losses is a charge to earnings to maintain the reserve for loan losses at a level consistent with management's assessment of the risk of loss in the loan portfolio in light of current risk management strategies, economic conditions and market trends. A migration in the non-performing status of certain problem commercial and real estate loans from past due to partial charge-off and foreclosure occurred throughout 2003. The lower levels of charge-offs and the quarterly estimates for the level of reserves in the allowance for loan losses resulted in lower provisions for 2003.

The Company recorded a provision for the twelve months ended December 31, 2003, of $670 thousand, compared to $1.0 million in 2002. The decrease was primarily due to an additional $440 thousand in reserves posted in the fourth quarter of 2002, following net loan charge-offs during the quarter of $398 thousand.

## Non-Interest Income/Non-Interest Expense

Non-interest income increased $324 thousand from $2.4 million in 2002 to $2.7 million in 2003 substantially due to gains on sale of mortgage loans originated by the bank and increases in service charges on deposit accounts. Non-interest expense increased to $12.0 million for the year ended December 31, 2003, compared to $11.8 million for the same period in 2002. The increase in 2003 includes increased expenses for employee salaries and benefits, marketing and occupancy costs related to expansion in the Vicksburg, Mississippi, and Baton Rouge, Louisiana, markets and costs associated with changes in the Company's medical plan. Non-interest expense for 2002 includes $1.1 million in charge-offs of debt, receivables and the Company's remaining investment in Sumx Inc.

## Liquidity

Liquidity is a measure of the ability to fund loan commitments and meet deposit maturities and withdrawals in a timely and cost-effective way. These needs can be met by generating profits, attracting new deposits, converting assets (including short-term investments, mortgage loans held for sale and securities available for sale) to cash through sales or securitizations, and increasing borrowings. To minimize funding risks, management monitors liquidity monthly through reviews of basic surplus which includes investment securities available for pledging or borrowing offset by short-term liabilities along with loan and deposit forecasts.

Principal sources of liquidity for the Company are asset cash flows, customer deposits and the ability to borrow against investment securities and loans. The Company's cash and cash equivalents decreased from $11.5 million at December 31, 2002, to $8.4 million at December 31, 2003. Cash provided by operating and financing activities during the year increased by $6.2 and $62.2 million, respectively, while investing activities used $71.5 million.

Management believes that the current level of short-term investments and securities available for sale is more than adequate to meet the Company's current liquidity needs. Additional sources of liquidity available to the Company include the ability to issue additional retail brokered certificates of deposit and the ability to sell or securitize a portion of the Company's residential first mortgage portfolio. The Company also has available federal funds lines and its membership in the FHLB to further augment liquidity by providing a readily accessible source of funds at competitive rates.

### DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties, which could cause the actual results to differ materially from the Company's expectations. Forward-looking statements have been and will be made in written documents and oral presentations of the Company. Such statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in the Company's documents or oral presentations, the words "anticipate", "estimate", "expect", "objective", "projection", "forecast", "goal" and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, increased competition, regulatory factors, economic conditions, changing market conditions, availability or cost of capital, employee workforce factors, costs and other effects of legal and administrative proceedings, and changes in federal, state or local legislative requirements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

This statement has not been reviewed or confirmed for accuracy or relevance by the Office of the Comptroller of the Currency.

### Information Regarding our Common Stock

The Company's common stock is listed on the NASDAQ Small Cap Market, and trades under the symbol "BKBK." The table below sets forth the high and low sales prices ranges for the common stock, as reported by NASDAQ. The sales price information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

| | Dividends Per Share | High | Low |
|---|---|---|---|
| Year 2003 | | | |
| 4th Quarter | $ .32 | $18.50 | $16.00 |
| 3rd Quarter | | $17.50 | $15.70 |
| 2nd Quarter | $ .32 | $17.75 | $14.35 |
| 1st Quarter | | $14.85 | $14.14 |
| Year 2002 | | | |
| 4th Quarter | $ .31 | $15.11 | $13.10 |
| 3rd Quarter | | $18.99 | $14.20 |
| 2nd Quarter | $ .31 | $18.50 | $14.76 |
| 1st Quarter | | $15.95 | $14.50 |

On December 31, 2003, there were 603 shareholders of record of the Company's common stock.

Pursuant to Mississippi law, the Company's Board of Directors may authorize the Company to pay cash dividends to its shareholders. The only limitation on such a dividend is that no distribution may be made if, after giving effect to the distribution (a) the Company would not be able to pay its debts as they come due in the usual course of business, or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the distribution.

The principal source of the Company's cash revenues are dividends from the Bank. There are certain limitations under federal law on the payment of dividends by national banks. Under federal law, the directors of a national bank, after making proper deduction for all expenses and other deductions required by the Comptroller of the Currency, may credit net profits to the bank's undivided profits account, and may declare a dividend from that account of so much of the net profits as they judge expedient. The Comptroller and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of current operating earnings. The Bank's ability to pay dividends is also limited by prudence, statutory and regulatory guidelines, and a variety of other factors.

Further, in connection with the acquisition of Natchez First Federal in 1993, the Bank assumed a liquidation account of approximately $2.8 million which has the effect of prohibiting the payment of dividends if the Bank's net worth would thereby be reduced below the amount required for the liquidation account. Management does not anticipate that this restriction will have a material adverse effect on the Bank's ability to pay dividends to the Company.

The Company has declared semiannual cash dividends in each of the last three fiscal years totaling, on an annual basis, $.61 per share for 2001 and $.62 per share for 2002 and $.64 in 2003. Historical dividend payout ratios, expressed as a percentage of net income, for 2001, 2002 and 2003, were 39.61%, 105.67% and 49.38%, respectively.

The declaration of future dividends is at the discretion of the Company and generally will be dependent upon the earnings of the Bank, the assessment of capital requirements, considerations of safety and soundness, applicable law and regulation and other factors. Subject to the limitations set forth above, it is the present policy of the Board of Directors of the Company to continue the declaration of cash dividends on the Company's common stock on a semiannual basis, to the extent practicable.

Retained earnings of the Bank available for payment of cash dividends under applicable dividend regulations exceeded $3.2 million and $3.4 million as of December 31, 2003, and December 31, 2002, respectively. The Bank intends to retain most of these funds for capital and not pay them out as dividends.

# CORPORATE INFORMATION

Annual Meeting/ Principal Office:
3:30 P.M., Tuesday, April 27, 2004
Britton & Koontz First National Bank
500 Main Street
Natchez, Mississippi 39120

Transfer Agent and Registrar:
American Stock Transfer & Trust
59 Maiden Lane
New York, New York 10038
718-921-8200

Independent Auditors:
Hannis T. Bourgeois, LLP
2322 Tremont Drive, Suite 200
Baton Rouge, Louisiana 70809

For Additional Information Contact:
Bazile R. Lanneau, Jr.
Chief Financial Officer
601-445-5576
e-mail: corporate@bkbank.com

For copies of the Annual Report on Form 10-KSB or Quarterly Reports on Form 10-QSB filed with the Securities and Exchange Commission visit www.bkbank.com or contact:

Cliffie Anderson
Investor Relations
500 Main Street
P.O. Box 1407
Natchez, Mississippi 39121
601-445-5576
e-mail: corporate@bkbank.com

Questions regarding stock holdings, certificates, replacement, dividends, and address changes should be addressed to:
American Stock Transfer & Trust
59 Maiden Lane
New York, New York 10038
715-921-8200

# DIRECTORS AND EXECUTIVE OFFICERS

W. Page Ogden
*Chairman*
*President & Chief Executive Officer*
*Britton & Koontz Capital Corporation*
*Britton & Koontz First National Bank*

Robert R. Punches
*Partner*
*Gwin, Lewis & Punches, LLP, Attorneys*
*Vice Chairman*
*Britton & Koontz Capital Corporation*
*Britton & Koontz First National Bank*

Albert W. Metcalfe
*President*
*Jordan Auto Company, Inc.*
*Secretary*
*Britton & Koontz Capital Corporation*
*Britton & Koontz First National Bank*

Bazile R. Lanneau, Jr.
*Vice-President, Assistant Secretary,*
*Treasurer & Chief Financial Officer*
*Britton & Koontz Capital Corporation and*
*Executive Vice-President*
*Britton & Koontz First National Bank*
*President & Chief Executive Officer*
*Sumx Inc.*

W. W. Allen, Jr.
*President*
*Allen Petroleum Services, Inc.*

Craig A. Bradford, D.M.D.
*Pediatric Dentist*

A. J. Ferguson
*Petroleum Geologist*

Bethany L. Overton
*President*
*Lambdin-Bisland Realty Co.*

R. Andrew Patty II
*Member*
*Sieberth and Patty, LLC, Attorneys*

Vinod K. Thukral, Ph.D.
*Professor*
*Tulane University*

Directors Emeriti:

W. J. Feltus III
*President*
*Feltus Brothers, Ltd*

Wilton R. Dale
*Petroleum Geologist*
*Co-Owner, Dale Exploration Company*

C.H. Kaiser, Jr.
*Partner*
*Jordan, Kaiser and Sessions, Engineering*

Donald E. Killelea, M.D.
*Pediatrician – retired*

Bazile R. Lanneau
*Life Insurance*

## BRITTON & KOONTZ BANK
## LOCATIONS

### NATCHEZ, MISSISSIPPI

Main Office
500 Main Street, 39120

Tracetown Shopping Center
55 Seargent S. Prentiss Drive, 39120

Shields Lane
148 N. Shields Lane, 39120

St. Catherine
411 Highway 61 North, 39120

### VICKSBURG, MISSISSIPPI

South Frontage Road
2150 S. Frontage Road, 39180

Medical Center
2059 Highway 61 North, 39180

### BATON ROUGE, LOUISIANA

Florida
7142 Florida Boulevard, 70806

Perkins
12716 Perkins Road, 70810

Bluebonnet
8810 Bluebonnet, 70810

### MADISON, MISSISSIPPI

Madison
141 Executive Drive, Suites 1 & 5, 39110

### FUTURE LOCATIONS:

Carter Street
Vidalia, Louisiana